07024116

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 JUN -5 A 6:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

22 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 15

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	07.05.2007, 08.05.2007, 15.05.2007 & 17.05.2007
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	15.05.2007, 17.05.2007 & 21.05.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/fg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 07/05/2007 05:26:21 PM
Reference No SD-070507-37CCD

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 2,774,000 shares)

CIMB-Principal Asset Management Bhd
(Acquisition of 91,300 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 24/04/2007	* 874,000	
Acquired	25/04/2007	900,000	
Acquired	25/04/2007	91,300	
Acquired	27/04/2007	1,000,000	

* Circumstances by reason of : Acquisition of shares by the Employees Provident Fund Board

which change has occurred		**and its Portfolio Manager.**
* Nature of interest	:	**Direct**
Direct (units)	:	**368,187,715**
Direct (%)	:	**14.63**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	368,187,715
* Date of notice	:	27/04/2007

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 3rd and 4th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 08/05/2007 05:27:18 PM
Reference No SD-070508-D2B3C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

**Employees Provident Fund Board
(Acquisition of 543,600 shares)**

**PHEIM Asset Management Sdn Bhd
(Disposal of 420,000 shares)**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/04/2007	* 543,600	
Disposed	30/04/2007	420,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 368,311,315
Direct (%) : 14.64
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 368,311,315

* Date of notice : 30/04/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 7th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/05/2007 05:09:48 PM
Reference No SD-070515-C8FCA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 231,700 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 850,000 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 700,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/05/2007	* 231,700	
Acquired	03/05/2007	850,000	
Acquired	04/05/2007	700,000	

* Circumstances by reason of which change has occurred	:	**Acquisition of shares by the Employees Provident Fund Board and its portfolio managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**370,093,015**
Direct (%)	:	**14.7**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**370,093,015**
* Date of notice	:	**08/05/2007**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 11th and 15th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/05/2007 05:16:06 PM
Reference No SD-070517-D33BE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 1,550,000 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 100,000 shares)

CIMB-Principal Asset Management Bhd
(Acquisition of 735,800 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 1,700,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 09/05/2007	* 1,000,000	
Acquired	09/05/2007	100,000	
Acquired	10/05/2007	550,000	
Acquired	10/05/2007	735,800	
Acquired	10/05/2007	1,700,000	

* Circumstances by reason of which change has occurred : **Acquisition of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest : **Direct**

Direct (units)	:	**374,178,815**
Direct (%)	:	**14.86**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **374,178,815**

* Date of notice : **10/05/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 16th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/05/2007 05:09:56 PM
Reference No SD-070515-D51B7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

RECEIVED 2007 JUN -5 A 6:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/05/2007	* 1,053,600	
Acquired	08/05/2007	1,000,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct

	Direct (units)	: 815,645,732
	Direct (%)	: 32.4
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 815,645,732
*	Date of notice	: 08/05/2007

Remarks :
The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 14th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 17/05/2007 05:15:58 PM
Reference No SD-070516-CECDC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

RECEIVED 2007 JUN -5 A 6:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 09/05/2007	* 400,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct

	Direct (units)	: **816,045,732**
	Direct (%)	: **32.41**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **816,045,732**
*	Date of notice	: **09/05/2007**

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 16th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 21/05/2007 06:44:25 PM
Reference No SD-070518-143AC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/05/2007	* 450,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 816,495,732
	Direct (%)	: 32.43
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%) :

* Total no of securities after change : 816,495,732

* Date of notice : 11/05/2007

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 17th May 2007.

END